NO ACT

PE
5-14-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561





10013111

July 1, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 7-1-10

Michael H. Cole
Secretary
Smithfield Foods, Inc.
200 Commerce Street
Smithfield, VA 23430

Re: Smithfield Foods, Inc.
Incoming letter dated May 14, 2010

Dear Mr. Cole:

This is in response to your letters dated May 14, 2010 and June 23, 2010 concerning the shareholder proposal submitted to Smithfield by "the Church Pension Group . . . of the Domestic and Foreign Missionary Society of the Protestant Episcopal Church (USA)." We also have received a letter on behalf of Smithfield dated June 7, 2010 and a letter on behalf of The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States of America dated June 22, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Paul M. Neuhauser
36 Southern Avenue
Rackliff Island
(P.O. Box 150)
Spruce Head, ME 04859

Barton T. Jones
Senior Vice President, Chief Legal Officer & Secretary
The Church Pension Fund
445 Fifth Avenue
New York, NY 10018

July 1, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Smithfield Foods, Inc.
Incoming letter dated May 14, 2010

The proposal relates to a report.

We are unable to concur in your view that Smithfield may exclude the proposal under rules 14a-8(b) and 14a-8(f). In our view, the proposal was submitted by The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States of America and The Church Pension Fund. We note that Smithfield did not provide The Church Pension Fund with a request for documentary support for that proponent's claim of beneficial ownership, as required by rule 14a-8(f). In addition, in our view, The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States of America has provided sufficient evidence to satisfy the eligibility requirements set forth in rule 14a-8(b). Accordingly, we do not believe that Smithfield may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Smithfield Foods, Inc.
200 Commerce Street
Smithfield, VA 23430

June 23, 2010

VIA E-MAIL DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Attn: Charles Kwon, Esq.
Gregory S. Belliston, Esq.

Shareholder Proposal from the Church Pension Group (the "Fund") of the Domestic and Foreign Missionary Society of the Protestant Episcopal Church (USA) (the "Episcopal Church")

Ladies and Gentlemen:

By letter dated May 14, 2010, we requested confirmation that the Staff would not recommend any enforcement action if Smithfield Foods, Inc. ("Smithfield" or the "Company") omits a shareholder proposal (the "Proposal") received from the Fund of the Episcopal Church (the "Proponent"). We have just received a copy of a letter dated June 22, 2010 from Paul M. Neuhauser, as counsel to the Episcopal Church, in which Mr. Neuhauser argues that the Episcopal Church and the Fund were separate proponents of the Proposal. For the reasons discussed below, we believe that the Proposal was, or should be regarded as being, submitted by a single proponent.

Mr. Neuhauser is correct that Smithfield received two letters, one on the letterhead of "The Episcopal Church" and one on the letterhead of the "Church Pension Group" (collectively, the "March 26th Letters"). However, these letters in no way communicated the idea that there were separate proponents. The letter from the Church Pension Group refers to the Church Pension Fund as an "official agency" of the Episcopal Church and proceeds to discuss the <u>Episcopal Church's</u> concern with the moral and ethical implications of its investments. Similarly, the letter from the Episcopal Church twice refers to its Smithfield investment as being held by the "Fund" and proceeds to discuss the <u>Fund's</u> concerns with the moral and ethical implications of its investments. Further supporting the appearance of a single proponent is that only a single "proof of ownership" letter was provided by the proponent(s). Even if this characterization of the relationship between the Episcopal Church and the Fund and the identity of the holder of the Smithfield shares are in error, as Mr. Neuhauser appears to be claiming, Smithfield nonetheless reasonably relied upon the March 26th Letters and should not be penalized for the confusion created by both the Episcopal Church and the Fund.

Furthermore, neither the Episcopal Church nor the Fund was disadvantaged in any way by Smithfield's handling of the deficiency notice. Both of the March 26th Letters listed the same contact person, Harry Van Buren, for communications relating to the Proposal. And Mr. Van Buren has been copied on all correspondence relating to this matter.

Mr. Neuhauser characterizes the deficiency in the beneficial ownership letter from the Bank of New York Mellon as a "gotcha" even though the deficiency was expressly pointed out to the Proponent by Smithfield's letter dated April 9, 2010 and the Proponent had ample opportunity to correct the deficiency and failed to do so.[1] In contrast, the apparent misstatements by the Episcopal Church and the Fund in the March 26th Letters, which understandably led Smithfield to believe there was a single proponent of the Proposal, are only now being pointed out and corrected by the proponent(s). If Smithfield's request for no-action were to be denied based on Mr. Neuhauser's multiple proponent theory, we believe that would be the true "gotcha". In addition, the lack of clarity regarding the exact identity of the Proponent makes the need for a clear and correct statement of beneficial ownership from the record holder all the more important.

For the reasons set forth above and in its May 14, 2010 letter, Smithfield continues to believe that it may properly exclude the Proposal from the 2010 Proxy Statement under Rule 14a-8.

Please do not hesitate to call me at (757) 365-3030 if you require additional information or wish to discuss this submission further. Thank you for your attention to this matter.

Sincerely,



Michael H. Cole
Secretary

cc: Paul M. Neuhauser
Harry van Buren

---

[1] Mr. Newhauser's letter appears to suggest that the deficiency was solely in the letter provided in response to our April 9, 2010 deficiency letter. In fact, the identical deficiency was contained in the March 26, 2010 "proof of ownership" letter and was pointed out to the Proponent in the April 9, 2010 deficiency letter.

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

36 Southern Avenue
Rackliff Island
(PO Box 150)
Spruce Head, ME 04859

Tel and Fax: (207) 596-6056 Email: pmneuhauser@aol.com

June 22, 2010

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Gregory S. Belliston, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to Smithfield Foods, Inc.

Dear Sir/Madam:

I have been asked by the Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States of America (hereinafter referred to as the "Proponent" or the "D&FMS"), which is a beneficial owner of 25,000 shares of common stock of Smithfield Foods, Inc. (hereinafter referred to either as "Smithfield" or the "Company"), and which, together with the Church Pension Fund, has jointly submitted a shareholder proposal to Smithfield, to respond to the letter dated May 14, 2010, sent to the Securities & Exchange Commission by the Company, in which Smithfield contends that the Proponent's shareholder proposal may be excluded from the Company's year 2010 proxy statement by virtue of Rules 14a-8(b).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in Smithfield's year 2010 proxy statement and that it is not excludable by virtue of the cited rule.

The Proponent's shareholder proposal requests the Company to report to shareholders on steps that the Company is taking to prevent water pollution from hog operations.

BACKGROUND I

The D&FMS was incorporated by an act of the legislature of the State of New York in 1846. It is the national organization of the religious denomination generally known as the Episcopal Church. The endowment of the D&FMS totaled approximately $315 million as of December 31, 2009. In addition to the D&FMS there are numerous other organizations affiliated with the Episcopal Church, including some 107 dioceses, more than 7,300 parishes and numerous other organizations, such as seminaries, schools, monastic orders etc. Each has its own governing board and many, probably the vast majority, have their own separate endowments, with their own governing board setting their individual investment polices, practices and procedures. For example, some may invest primarily for growth, others for income, and still others for a combination of growth and income. Among the various organizations affiliated with the Episcopal Church is the Church Pension Group (hereinafter referred to as the "Pension Fund") which was established by act of the legislature of the State of New York in 1914 to establish and administer the clergy pension system of the Episcopal Church, including pensions and health, life and property insurance. It has approximately 17,000 participants. The assets of the Pension Fund exceeded $7 ¾ billion as of December 31, 2009. The Board of Trustees of the Pension Fund consists of 25 persons, none of whom is also a member of the Board of Directors of the D&FMS.

On March 26, 2010, the D&FMS submitted a shareholder proposal to Smithfield. The covering letter had a letterhead designating the sender as the D&FMS and giving its telephone numbers as 212-716-6000 and 800-334-7626. The text of the letter designated the D&FMS as the proponent of the proposal.

On March 26, 2010, the Pension Fund submitted the identical shareholder proposal to Smithfield. The covering letter had a letterhead designating the sender as the Pension Fund and giving its telephone numbers as 212-596-1837 and 800-223-6602. The text of the letter designated the Pension Fund as the proponent of the proposal.

Thus, the shareholder proposal has two separate proponents, the D&FMS and the Pension Fund. Each is a separate organization and each is a separate owner of the common stock of Smithfield.

On April 9, the Company's counsel sent a "Deficiency Notice" (Company's Exhibit C) to the D&FMS requesting proof of ownership.

No deficiency notice was sent to the Pension Fund.

The Company's letter of May 14, 2010, objected to the proof of ownership submitted by the Bank of New York Mellon on behalf of the D&FMS in response to the Deficiency Notice.

However, at no point has Smithfield raised any objection with respect to the stock owned by the Pension Fund. Therefore, even if (unlikely as it seems) Smithfield were to prevail in its argument with respect to the D&FMS, the Pension Fund's proposal would be entitled to appear on its 2010 proxy statement.

BACKGROUND II

Bank of New York Mellon ("BNY Mellon") is one of the world's five largest global custodians. (http://www.bnymellon.com/pressreleases/2010/pdf/pr051710b.pdf.) As such it holds securities on behalf of various investors and knows, from its own books, the securities positions of those investors. As stated in subparagraphs 1., 2. and 3. of its letter, BNY Mellon is the holder of record of 25,000 shares of Smithfield stock, held on behalf of the D&FMS, 20,000 shares of which have been held for the entire year ending on the date of its letter.

The BNY Mellon letter is addressed directly to Smithfield.

The letter is signed by Terri Volz whose title is "Supervisor, Client Accounting and Reporting".

RULE 14a-8(b)

The Company is trying to play "gotcha" with respect to the wording of the BNY Mellon letter sent in response to the Deficiency Notice. The wording of that letter is not controlled by the proponent, but rather is the wording of the bank sending the letter. Indeed, the letter is addressed directly to Smithfield. Thus, any error in the technical wording of the letter is an error on the part of the bank, not on the part of the proponent.

Although it is true that the wording is quite unfortunate, there can be no doubt in the total context that the bank is asserting that it, itself, knows that the D&FMS has been the actual owner of the requisite stock for the requisite period of time. The letter asserts that BNY Mellon is the holder of record. The letter lists the number of shares owned and the period of ownership. The fact that it says that the D&FMS confirms these facts is clearly, on the face of the letter itself, a mistaken phrase. Why would a large global custodian be sending a letter to Smithfield asserting not what is on its own books, but rather what it has been told by a client? No custodian bank would send such a letter. It is obvious that the letter is mistakenly worded and that it meant to say that BNY Mellon confirms with respect to the D&FMS the following information.

This conclusion is strengthened by the fact that the BNY Mellon letter is signed by someone who has the title of "Supervisor, Client Accounting and Reporting". It is obvious that this person is stating what data the bank itself has on its own books. What else would the supervisor of Client Accounting and Reporting be reporting on?

We submit that no-one: neither Smithfield, nor the Staff, nor any observer, can doubt the underlying facts in this situation, namely that, in accordance with the requirements of Rule 14a-8, the D&FMS has owned 20,000 shares of Smithfield for at least one year prior to the submission of the proposal.

We believe that the Staff should recognize those underlying facts and not permit the Company to play the game of "gotcha".

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 207-596-6056 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Michael H. Cole, Esq.
Harry van Buren
Margareth Crosnier de Bellaistre
Barton T. Jones, Esq.
Laura Berry

From:	DeLuca, Katherine K. [KDeLuca@mcguirewoods.com]
Sent:	Monday, June 07, 2010 12:22 PM
To:	shareholderproposals
Subject:	document requested by Mr. Charles Kwon
Attachments:	Active_11591936_1_fax received from BNY Mellon on April 16 2010.PDF
Follow Up Flag:	Follow up
Flag Status:	Completed

Dear Mr. Kwon,

Attached is a copy of the letter that was received by fax on April 16, 2010 regarding the shareholder proposal submitted by the Episcopal Church to Smithfield Foods.

Thank you,

Katie DeLuca

Katherine K. DeLuca
Associate

McGUIREWOODS
McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, VA 23219
804.775.4385 (Direct Line)
804.698.2084 (Direct FAX)
kdeluca@mcguirewoods.com

Attention : Katherine DeLuca (804) 755-1061



BNY MELLON
ASSET SERVICING

Bank of New York Mellon
One Mellon Center
Aim 151-1015
Pittsburgh, PA 15258

March 26, 2010

Michael H. Cole
Vice President, Chief Legal Officer and Secretary
Smithfield Foods, Inc.
200 Commerce Street
Smithfield, VA 23430

RE: THE DOMESTIC & FOREIGN MISSIONARY SOCIETY OF THE PROTESTANT EPISCOPAL CHURCH

Dear Mr. Cole,

The Domestic & Foreign Missionary Society of the Protestant Episcopal Church (USA) is pleased to confirm the following:

1. The Bank of New York Mellon is the holder of record;
2. For the twelve (12) months prior to March 26, 2010, The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States has owned continuously a minimum of 20,000 shares of Smithfield Foods, Inc.;
3. As of March 26, 2010, The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States held 25,000 shares of Smithfield Foods, Inc. for a market value of $503,750.

If you have any questions regarding this information, please contact me at 412-234-5338.

Sincerely,

Terri Volz
Supervisor
Client Accounting and Reporting

Cc: Ms. Margareth Crosnier de Bellaistre



Michael H. Cole
Vice President and Chief Legal Officer

Smithfield Foods, Inc.
200 Commerce Street
Smithfield, Virginia 23430

(757) 365-3030 tel
(757) 365-3025 fax

May 14, 2010

VIA EMAIL DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Smithfield Foods, Inc. - Shareholder Proposal from the Church Pension Group (the "Fund") of the Domestic and Foreign Missionary Society of the Protestant Episcopal Church (USA) (the "Episcopal Church")

Ladies and Gentlemen:

This letter is to inform you that it is the intention of Smithfield Foods, Inc. ("Smithfield" or the "Company"), a Virginia corporation, to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from the Fund of the Episcopal Church (the "Proponent"), a copy of which is attached as Exhibit A.

We respectfully request confirmation that the Staff will not recommend any enforcement action if Smithfield omits the Proposal from its 2010 Proxy Materials.

In accordance with Staff Legal Bulletin No. 14D, *Shareholder Proposals* (November 7, 2008), we have submitted this letter and its attachments to the Staff via email to shareholderproposals@sec.gov and in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j). In addition, a copy of this letter and its attachments are being emailed on this date to the Proponent, thereby notifying the Proponent of Smithfield's intention to omit the Proposal from the 2010 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted to the Staff not fewer than 80 days before Smithfield intends to file its definitive 2010 Proxy Materials with the Commission.

The Proponent failed to properly demonstrate its eligibility to submit the Proposal as required by Rule 14a-8(b).

Smithfield believes that the Proposal may be properly omitted from the 2010 Proxy Materials pursuant to Rule 14a-8(f) because the Proponent failed to properly demonstrate that it is eligible to submit the Proposal as required by Rule 14a-8(b). Smithfield first received the Proponent's submission on March 26, 2010 in a letter from the Episcopal Church. Smithfield received a second letter from the Fund on March 29, 2010, describing the Fund as an official agency of the Episcopal Church. Both letters assert that the Fund has continuously held the requisite number of shares required to submit a shareholder proposal. A copy of the letters, including the Proposal and supporting statement, is attached as Exhibit A.

On April 1, 2010, Smithfield received a letter from BNY Mellon Asset Servicing (the "Ownership Letter"). A copy of the Ownership Letter is attached as Exhibit B. The Ownership Letter stated that "*[t]he Domestic & Foreign Missionary Society of the Protestant Episcopal Church (USA)* is pleased to confirm" (emphasis added) for the twelve months prior to March 26, 2010, the Episcopal Church has owned continuously a minimum of 20,000 of Smithfield. On April 9, 2010, Smithfield sent the Proponent a letter (the "Deficiency Notice") stating that the Ownership Letter was inadequate for the purposes of verifying the Proponent's eligibility to submit the Proposal. The Deficiency Notice explained that it is the record holder of the shares that must confirm the Proponent's beneficial ownership, not the Proponent itself. A copy of the Deficiency Notice is attached as Exhibit C. The Deficiency Notice was sent to the Proponent by facsimile, e-mail and Federal Express. The Deficiency Notice stated that the Proponent was required to provide the requested information within 14 calendar days of the receipt of the Deficiency Notice. A copy of Rule 14a-8 also was provided to the Proponent. The 14 calendar days have since expired, and the Proponent has not provided the additional documentation requested by Smithfield. On April 16, 2010, the Proponent resent the Ownership Letter to Smithfield, stating again that the Proponent confirms the ownership status of the shares.

According to the Staff, "a shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities continuously for a period of one year as of the time of submitting the proposal." Staff Legal Bulletin No. 14, *Shareholder Proposals*, Item C1(c)(2) (July 13, 2001). Smithfield believes the Ownership Letter does not provide such an affirmative written statement from the record holder because the confirmation of ownership is expressly made by the Proponent, not the record holder. The Ownership Letter simply describes the *Proponent's* view that it meets the required ownership standards. Therefore, based on the Ownership Letter alone, Smithfield could not sufficiently determine whether the Proponent satisfies the Rule 14a-8(b) minimum ownership requirements.

The Staff has routinely issued no-action relief to registrants based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f). See, e.g., EQT Corporation (Jan. 11, 2010); Qwest Communications International Inc. (Feb. 29, 2008), General Motors Corp. (Apr. 5, 2007); Yahoo! Inc. (Mar. 29, 2007); and Motorola, Inc. (Jan. 10, 2005). Similarly, the Proponent has not satisfied its burden of proving its eligibility to submit the Proposal.

Conclusion

For the reasons set forth above, Smithfield believes it may properly exclude the Proposal from the 2010 Proxy Materials under Rule 14a-8. Accordingly, Smithfield hereby respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from Smithfield's 2010 Proxy Materials.

Please do not hesitate to call me at (757) 365-3030 if you require additional information or wish to discuss this submission further. Thank you for your attention to this matter.

Sincerely,



Michael H. Cole
Secretary

Enclosures



THE EPISCOPAL CHURCH

The Domestic and Foreign Missionary Society
of the Protestant Episcopal Church in the United States of America
Founded 1821 • Incorporated 1846

Telephone: 212-922-5293
Facsimile: 212-867-0395
margarethcdeb@dfms.org

VIA FEDERAL EXPRESS

March 26, 2010

Michael H. Cole
Vice President, Chief Legal Officer and Secretary
Smithfield Foods, Inc.
200 Commerce Street
Smithfield, VA 22430

Dear Mr. Cole:

The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States of America ("Episcopal Church) is the beneficial owner of 25,000 shares of Smithfield Foods, Inc. common stock (held for the Fund by BNY Mellon).

The Fund has long been concerned not only with the financial return on its investments, but also (along with many other socially concerned investors) with the moral and ethical implications of its investments. We are especially concerned about issues related to water; water is increasingly becoming an issue of significant ethical and political import.

To this end, the Episcopal Church hereby files the attached shareholder proposal and supporting statement, which requests that the company's Board of Directors report to shareowners, at reasonable cost and omitting proprietary information, by May 2011 on measures that our company is taking to improve manure management and to prevent water pollution at all company-owned hog farms and hog farms under contract to Smithfield, for consideration at the company's 2010 Annual Meeting. This resolution is being submitted in accordance with Rule 14a-8 of the General Rules and Regulations under the Securities and Exchange Act of 1934. The Fund has held $2,000 in Smithfield Foods shares for the past year, and will hold its shares through the 2010 annual meeting. We hope that you will find this request both reasonable and easy to fulfill, so that during a dialogue an agreement might be reached—allowing the Episcopal Church to withdraw the proposal.

Harry Van Buren, Staff Consultant to the Episcopal Church's Committee on Corporate Social Responsibility, can be contacted regarding this resolution at 505.867.0641 (telephone), 505.277.7108 (facsimile), or 4938 Kokopelli Drive NE, Rio Rancho, NM 87144.

Very truly yours,

Margareth Crosnier de Bellaistre

Margareth Crosnier de Bellaistre
Director of Investment Management and Banking

The Episcopal Church Center
815 Second Avenue New York, NY 10017-4503 USA • 212.716.6000 • 800.334.7626 • www.episcopalchurch.org

Smithfield Foods, Inc.

Waste Management and Water Pollution Prevention

Whereas:

Smithfield, the world's largest hog producer, has approximately 480 company-owned hog farms and 2,155 contract hog growers producing over 21 million market hogs annually. Smithfield's contract growers raise over 65% of its market hogs.

Our company faces business risk from increasingly stringent environmental laws and regulations on the discharge of materials into the environment and the handling and disposition of wastes.

Large hog farms generate massive quantities of manure, but they are not required to treat this waste prior to disposal. Untreated manure is stored on site in waste lagoons or sprayed as fertilizer onto fields. Smithfield reports that the "lagoon and spray field system" is the most commonly used swine waste management system" for Smithfield's hog producers. http://investors.smithfieldfoods.com/secfiling.cfm?filingID=1193125-08-141434]

Hog manure contains residues from hormones and antibiotics administered to the animals, antibiotic resistant bacteria and pathogens that cause illnesses in humans, nitrogen and phosphorus. When not managed properly, this liquid waste can pollute nearby surface and ground waters.

Manure from concentrated animal feeding operations (CAFOs) contributes to serious acute and chronic water quality problems throughout the United States. A study sponsored by the U.S. Geological Survey in 2002 found that antibiotics were present in 48% of the streams tested nationwide, and that almost half of these streams were downstream from agricultural operations.

The Environmental Protection Agency's revised CAFO rule, which became effective in February 2009, requires owners and operators of CAFOs that have discharged or plan to discharge effluent to apply for a Clean Water Act permit and submit a nutrient management plan for CAFO manure. However, EPA's rule allows CAFOs to self-certify regarding discharges and, consequently, "thousands of large animal feedlots that should be regulated by those rules are effectively ignored because farmers never file paperwork, E.P.A. officials say." (http://www.nytimes.com/2009/09/18/us/18dairy.html)

Our company invested $15.1 million in research into new swine waste management technologies pursuant to a voluntary agreement with the State of North Carolina. Premium Standard Farms (PSF), acquired by Smithfield in May 2007, entered into a similar agreement with North Carolina and environmental consent decrees in Missouri requiring PSF to research, develop and implement new technologies to control wastewater emissions from its Missouri farms.

None of the technologies evaluated pursuant to these agreements were found to be economically feasible for existing farms, although a combination of technologies was found to be both economically feasible and environmentally superior for new farms.

Our company has made corporate responsibility a priority and has issued a comprehensive 2008-2009 Corporate Social Responsibility Report. However, the CSR Report does not address what Smithfield is doing to improve manure management practices and prevent water pollution at its existing company-owned and contract farms.

Resolved:

Shareowners request that Smithfield's Board of Directors report to shareowners, at reasonable cost and omitting proprietary information, by May 2011 on measures that our company is taking to improve manure management and to prevent water pollution at all company-owned hog farms and hog farms under contract to Smithfield.

Rec'd 3/29/10



Barton T. Jones, Esq.
Senior Vice President
General Counsel & Secretary

The Church Pension Fund
445 Fifth Avenue
New York, NY 10016
(212) 592-1837
(800) 223-6602 x1837
(212) 592-9428 fax
bjones@cpg.org

March 26, 2010

VIA EXPRESS MAIL
Michael H. Cole
Vice President, Chief Legal Officer and Secretary
Smithfield Foods, Inc.
200 Commerce Street
Smithfield, VA 22430

Dear Mr. Cole:

The Church Pension Fund ("Fund"), an official agency of the Episcopal Church, is the beneficial owner of shares with a value of at least $2000 of Smithfield Foods, Inc.(the "Company") common stock held for the Fund by Northern Trust Company for over one year.

The Episcopal Church has long been concerned not only with the financial return on its investments, but also (along with many other socially concerned investors) with the moral and ethical implications of its investments. The Episcopal Church and the Fund are especially concerned about issues related to water pollution, meat production and its adverse effects on people and the environment.

To this end, the Fund hereby files the attached shareholder proposal and supporting statement, which requests that the Company's Board of Directors report to shareowners, at reasonable cost and omitting proprietary information, by May 2011 on measures that our company is taking to improve manure management and to prevent water pollution at all company-owned hog farms and hog farms under contract to the Company for consideration at the Company's 2010 Annual Meeting. This resolution is being submitted in accordance with Rule 14a-8 of the General Rules and Regulations under the Securities and Exchange Act of 1934. The Fund has held $2,000 in the Company's shares for the past year, and will hold its shares through the 2010 annual meeting. We hope that you will find this request both reasonable and easy to fulfill, so that during a dialogue an agreement might be reached—allowing the Fund to withdraw the proposal.

Harry Van Buren, Staff Consultant to the Fund's Social and Fiduciary Responsibility in Investments Committee, can be contacted regarding this resolution at 505.867.0641 (telephone), 505.277.7108 (facsimile), or 4938 Kokopelli Drive NE, Rio Rancho, NM 87144.

Very truly yours,

Barton T. Jones
Senior Vice President, Chief Legal Officer & Secretary

Cc w/o enc Harry Van Buren

Smithfield Foods, Inc.

Waste Management and Water Pollution Prevention

Whereas:

Smithfield, the world's largest hog producer, has approximately 480 company-owned hog farms and 2,155 contract hog growers producing over 21 million market hogs annually. Smithfield's contract growers raise over 65% of its market hogs.

Our company faces business risk from increasingly stringent environmental laws and regulations on the discharge of materials into the environment and the handling and disposition of wastes.

Large hog farms generate massive quantities of manure, but they are not required to treat this waste prior to disposal. Untreated manure is stored on site in waste lagoons or sprayed as fertilizer onto fields. Smithfield reports that the "lagoon and spray field system" is the most commonly used swine waste management system" for Smithfield's hog producers. http://investors.smithfieldfoods.com/secfiling.cfm?filingID=1193125-08-141434]

Hog manure contains residues from hormones and antibiotics administered to the animals, antibiotic resistant bacteria and pathogens that cause illnesses in humans, nitrogen and phosphorus. When not managed properly, this liquid waste can pollute nearby surface and ground waters.

Manure from concentrated animal feeding operations (CAFOs) contributes to serious acute and chronic water quality problems throughout the United States. A study sponsored by the U.S. Geological Survey in 2002 found that antibiotics were present in 48% of the streams tested nationwide, and that almost half of these streams were downstream from agricultural operations.

The Environmental Protection Agency's revised CAFO rule, which became effective in February 2009, requires owners and operators of CAFOs that have discharged or plan to discharge effluent to apply for a Clean Water Act permit and submit a nutrient management plan for CAFO manure. However, EPA's rule allows CAFOs to self-certify regarding discharges and, consequently, "thousands of large animal feedlots that should be regulated by those rules are effectively ignored because farmers never file paperwork, E.P.A. officials say." (http://www.nytimes.com/2009/09/18/us/18dairy.html)

Our company invested $15.1 million in research into new swine waste management technologies pursuant to a voluntary agreement with the State of North Carolina. Premium Standard Farms (PSF), acquired by Smithfield in May 2007, entered into a similar agreement with North Carolina and environmental consent decrees in Missouri requiring PSF to research, develop and implement new technologies to control wastewater emissions from its Missouri farms.

None of the technologies evaluated pursuant to these agreements were found to be economically feasible for existing farms, although a combination of technologies was found to be both economically feasible and environmentally superior for new farms.

Our company has made corporate responsibility a priority and has issued a comprehensive 2008-2009 Corporate Social Responsibility Report. However, the CSR Report does not address what Smithfield is doing to improve manure management practices and prevent water pollution at its existing company-owned and contract farms.

Resolved:

Shareowners request that Smithfield's Board of Directors report to shareowners, at reasonable cost and omitting proprietary information, by May 2011 on measures that our company is taking to improve manure management and to prevent water pollution at all company-owned hog farms and hog farms under contract to Smithfield.

rec'd 4/1/10



BNY MELLON
ASSET SERVICING

Bank of New York Mellon
One Mellon Center
Aim 151-1015
Pittsburgh, PA 15258

March 26, 2010

Michael H. Cole
Vice President, Chief Legal Officer and Secretary
Smithfield Foods, Inc.
200 Commerce Street
Smithfield, VA 22430

RE: THE DOMESTIC & FOREIGN MISSIONARY SOCIETY OF THE PROTESTANT EPISCOPAL CHURCH

Dear Mr. Cole,

The Domestic & Foreign Missionary Society of the Protestant Episcopal Church (USA) is pleased to confirm the following:

1. The Bank of New York Mellon is the holder of record;
2. For the twelve (12) months prior to March 26, 2010, The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States has owned continuously a minimum of 20,000 shares of Smithfield Foods, Inc.
3. As of March 26, 2010, The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States held 25,000 shares of Smithfield Foods, Inc. for a market value of $503,750.

If you have any questions regarding this information, please contact me at 412-234-5338.

Sincerely,

Terri Volz
Supervisor
Client Accounting and Reporting

Cc: Ms. Margareth Crosnier de Bellaistre

McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, VA 23219-4030
Phone: 804.775.1000
Fax: 804.775.1061
www.mcguirewoods.com

Katherine K. DeLuca
Direct: 804.775.4385

McGUIREWOODS

kdeluca@mcguirewoods.com
Direct Fax: 804.698.2084

April 9, 2010

VIA FACSIMILE AND FEDERAL EXPRESS

Harry Van Buren
Staff Consultant to the Episcopal Church's Committee on
Corporate Social Responsibility
4938 Kokopelli Drive NE
Rio Rancho, NM 87144

Dear Mr. Van Buren:

On March 26, 2010, Smithfield Foods, Inc. (the "Company" or "Smithfield") received a shareholder proposal submitted by the Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States of America (the "Episcopal Church") to be included in the Smithfield's proxy statement.

In order to be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value of Smithfield's common stock for at least one year by the date the proposal is submitted to the Company and must continue to hold such shares through the date of the meeting. On behalf of the Company, we are requesting additional information regarding the Episcopal Church's eligibility to submit the proposal.

On April 1, 2010 Smithfield received a letter from BNY Mellon Asset Servicing stating that the *Episcopal Church* confirms that BNY Mellon is the holder of record of the required number of Smithfield shares and that the Episcopal Church has held such shares for the requisite time. This verification must be made by the record holder (BNY Mellon) of such shares, not the proponent (the Episcopal Church).

Please submit to Smithfield a letter from the record holder correcting these deficiencies within 14 calendar days of the receipt of this letter. Pursuant to Rule 14a-8(f) of the Securities Exchange Act of 1934, Smithfield will be entitled to exclude your proposal from its proxy materials if the requested information is not postmarked or sent electronically within 14 days of your receipt of this letter. A copy of rule 14a-8 is attached.

Sincerely,

Katherine K DeLuca

Katherine K. DeLuca

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